Dear Shareholders:

Small cap stocks had an excellent second quarter, outperforming the large cap dominated unmanaged Standard & Poor's 500 Stock Price Index (''S & P 500''). The Fund had a total return of 7.99%* compared to a gain of 7.06% for the S & P 500. For the six month period ended June 30, 1999, the Fund had a total return of 2.18%* compared to a gain of 12.39% for the S & P 500 and a gain of 8.56% for the average small cap fund monitored by Lipper, Inc.

Portfolio Review

The small cap sector of the market is very attractive on a valuation basis, if one excludes the influence of the ''internet craze''. Our philosophy is to buy companies that have proven technologies, unique market segments, and an expectation of profitability.

We are not buyers of the ''no earnings, concept stocks''. This does, however, put us at a competitive disadvantage when these stocks, with no track record, begin to dominate the small cap indices, such as the Russell 2000. We do not buy initial public offerings (IPO's), and we do not compete in the ''day trade'' stocks. Our objective is to buy those companies with good management, accelerating earnings, and prospects for attractive growth.

We have been successful in the technology sector with Cymer, Inc., the dominant supplier to lithography companies that etch computer chips. VISX, Inc., the leading supplier of excimer lasers for the correction of near-sightedness, was also a big winner in the quarter. E.W. Blanch Holdings, Inc., a leading insurance brokerage company, continues to post higher earnings, as it capitalizes on specialized insurance segments.

The reason we are citing these companies as examples, is that they are dominant players in specialized segments of the economy that best represent the type of company we wish to own for our Fund.

What did hurt performance in the second quarter, was our commitment to the finance sector, where smaller, well-capitalized banks and insurance companies remained out of favor.

Market Outlook

Given the types of stocks that outperformed in the quarter, the Lexington SmallCap Fund held its own. We expect to continue to do well as the small cap sector of the market sells at a significant discount to the larger cap stocks that have dominated the market's performance.

We will not perform as well if the more speculative internet stocks continue to dominate and capture investor's enthusiasm. Our goal is to play the game we know, and we have done that well. We believe the market will continue to rotate toward the mid and smaller sized companies, and we are well positioned to capitalize on that move.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by companies about their Year 2000 readiness. The manager, of course, cannot audit each company and its major suppliers to verify their Year 2000 readiness. If a company in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value of one or more of the Fund's portfolio holdings will have a similar impact on the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to the financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexington funds.com.

Sincerely,

Frank A. Peluso	Alan H. Wapnick	Robert M. DeMichele
Portfolio Manager	Portfolio Manager	President
August, 1999	August, 1999	August, 1999

* **4.30%** and **10.48%** are the one year and since commencement (01/02/96) average annual standard total returns, respectively, for the period ended June 30, 1999. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. Total return represents past performance and is not predictive of future results. There is no guarantee that the Fund can achieve its objective.

Portfolio Summary as of June 30, 1999
(unaudited)

Asset Allocation



Common Stocks	95%
Cash & Cash Equivalents	5%

Top Sector Holdings



Financial Services	13%
Services	13%
Capital Equipment	12%
Health & Personal Care	12%
Banking	8%
Construction & Housing	4%

Top Ten Holdings (33% of Portfolio)

1. Cymer, Inc. - *Capital Equipment*
2. Astec Industries, Inc. - *Machinery & Machine Tools*
3. Foremost Corporation of America - *Financial Services*
4. MedImmune, Inc. - *Medical Products & Supplies*
5. National Computer Systems, Inc. - *Computers Systems*
6. E. W. Blanch Holdings, Inc. - *Financial Services*
7. Zions Bancorporation - *Banking*
8. Aquarion Company - *Utilities*
9. PBOC Holdings, Inc. - *Banking*
10. Cerus Corporation - *Health & Personal Care*

Lexington SmallCap Fund, Inc.
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Number of Shares	Security	Value (Note 1)
	COMMON STOCK: 94.5%	
	Banking: 7.8%	
23,500	PBOC Holdings, Inc.[2]	$ 232,797
5,600	TrustCo Bank Corporation NY	150,325
4,000	Zions Bancorporation	254,500
		637,622
	Capital Equipment: 11.6%	
14,100	Cymer, Inc.[2]	352,500
5,500	Dionex Corporation[2]	222,234
8,700	Fisher Scientific International, Inc.[2]	194,119
4,200	The Manitowoc Company, Inc.	174,825
		943,678
	Computer Systems: 3.2%	
7,800	National Computer Systems, Inc.	263,006
	Construction & Housing: 4.4%	
5,500	Granite Construction, Inc.	161,219
9,300	Insituform Technologies[2]	200,241
		361,460
	Consumer Durable Goods: 2.1%	
7,600	La-Z-Boy Inc.[2]	174,800
	Consumer Nondurable Goods: 2.1%	
7,000	J & J Snack Foods Corporation[2]	169,094
	Electrical & Electronics: 2.0%	
9,000	Structural Dynamics Research Corporation[2]	165,375
	Environmental Technology: 2.1%	
2,000	Alliant Techsystems Inc.[2]	173,000
	Financial Services: 12.9%	
3,800	E.W. Blanch Holdings, Inc.	259,112
13,000	Foremost Corporation of America	286,000
4,000	Gallagher (Arthur J.) & Company	198,000
900	Markel Corporation[2]	168,300
8,000	Pxre Corporation	145,000
		1,056,412
	Health & Personal Care: 12.4%	
10,400	Cerus Corporation[2]	230,100
6,750	Osteotech, Inc.[2]	194,273
8,600	Roberts Pharmaceutical Corporation[2]	208,550
5,100	Syncor International Corporation[2]	182,325
2,500	VISX, Inc.[2]	198,203
		1,013,451
	Machinery & Machine Tools: 3.5%	
7,000	Astec Industries, Inc.[2]	$ 287,875
	Medical Products & Supplies: 3.3%	
4,000	MedImmune, Inc.[2]	271,625
	Merchandising: 4.3%	
6,000	Chico's Fas, Inc.[2]	141,375
5,800	Shopkp Stores, Inc.[2]	210,250
		351,625
	Precious Metals: 2.1%	
5,350	Stillwater Mining Company[2]	174,878
	Retail—Specialty: 2.5%	
4,000	O'Reilly Automotive, Inc.[2]	201,250
	Services: 12.7%	
5,600	Applebee's International, Inc.[2]	169,400
2,000	Catalina Marketing Corporation[2]	184,000
6,000	Foodmaker, Inc.[2]	170,250
3,600	Landstar System, Inc.[2]	129,937
17,500	Taco Cabana, Inc. "A"[2]	179,375
3,500	The Bisys Group, Inc.[2]	204,859
		1,037,821
	Technology Related: 0.0%	
8,700	ProcureNet[1,2]	1,305
	Telecommunications: 2.6%	
4,400	WinStar Communications, Inc.[2]	214,638
	Utilities: 2.9%	
6,750	Aquarion Company	234,563
	TOTAL INVESTMENTS: 94.5% (cost $6,393,013†) (Note 1)	7,733,478
	Other assets in excess of liabilities: 5.5%	448,251
	TOTAL NET ASSETS: 100.0% (equivalent to $12.16 per share on 672,647 shares outstanding)	**$8,181,729**

[1] Illiquid security (Note 7).
[2] Non-income producing security.
† Aggregate cost for Federal income tax purposes is identical.

The Notes to Financial Statements are an integral part of this statement.

Lexington SmallCap Fund, Inc.
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $6,393,013) (Note1)	$7,733,478
Cash	306,910
Receivable for investment securities sold	162,500
Dividends and interest receivable	5,262
Deferred organization expense, net (Note 1)	18,085
Total Assets	8,226,235
Liabilities	
Due to Lexington Management Corporation (Note 2)	10,559
Accrued expenses	33,947
Total Liabilities	44,506
Net Assets (equivalent to $12.16 per share on 672,647 shares outstanding) (Note 4)	$8,181,729
Net Assets consist of:	
Capital stock — authorized 1,000,000,000 shares, $.001 par value per share	$ 673
Additional paid-in-capital	6,679,839
Accumulated net investment loss	(103,115)
Accumulated net realized gain on investments	263,867
Unrealized appreciation of investments	1,340,465
Total Net Assets	$8,181,729

Lexington SmallCap Fund, Inc.
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Dividends	$ 22,420	
Interest	4,855	
	27,275	
Less: foreign tax expense	209	
Total investment income		$ 27,066
Expenses		
Investment advisory fee (Note 2)	38,981	
Printing and mailing expenses	12,266	
Professional fees	10,501	
Directors' fees and expenses	10,191	
Registration fees	9,039	
Transfer agent and shareholder servicing expenses (Note 2)	8,329	
Distribution expenses (Note 3)	7,051	
Amortization of deferred organization costs	4,507	
Accounting expenses (Note 2)	3,355	
Computer processing fees	2,518	
Custodian expenses	756	
Other expenses	4,558	
Total expenses	112,052	
Less: expenses recovered under contract with investment adviser (Note 2)	7,548	104,504
Net investment loss		(77,438)
Realized and Unrealized Gain on Investments (Note 5)		
Net realized gain on investments	151,047	
Net change in unrealized appreciation of investments	102,521	
Net realized and unrealized gain		253,568
Increase in Net Assets Resulting from Operations		$176,130

The Notes to Financial Statements are an integral part of these statements.

Lexington SmallCap Fund, Inc.
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment loss	$ (77,438)	$ (137,688)
Net realized gain from investment transactions	151,047	147,548
Net change in unrealized appreciation of investments	102,521	579,945
Net increase in net assets resulting from operations	176,130	589,805
Distributions to shareholders from net realized gains from security transactions	—	(150,156)
Decrease in net assets from capital share transactions (Note 4)	(166,889)	(1,831,934)
Net increase (decrease) in net assets	9,241	(1,392,285)
Net Assets:		
Beginning of period	8,172,488	9,564,773
End of period (including accumulated net investment loss of $103,115 and and $25,677, in 1999 and 1998, respectively)	$8,181,729	$88,172,488

The Notes to Financial Statements are an integral part of these statements.

Lexington SmallCap Fund, Inc.
Notes to Financial Statements
June 30, 1999 (unaudited) and December 31, 1998

1. Significant Accounting Policies

Lexington SmallCap Fund, Inc. (the ''Fund'') is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund commenced operations on January 2, 1996. The Fund's investment objective is to seek long-term capital appreciation. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Securities transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Securities traded on a recognized stock exchange are valued at the last sales price reported by the exchange on which the securities are traded. If no sales price is recorded, the mean between the last bid and asked prices is used. Securities traded on the over-the-counter market are valued at the mean between the last current bid and asked prices. Short-term securities having a maturity of 60 days or less are stated at amortized cost, which approximates market value. Securities for which market quotations are not readily available and other assets are valued by Fund management in good faith under the direction of the Fund's Board of Directors. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Distributions Dividends from net investment income and net realized capital gains are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principals. At December 31, 1998, reclassifications

1. Significant Accounting Policies (continued)

were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distribution under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

Deferred Organization Expenses Organization expenses aggregating $52,837 have been deferred and are being amortized on a straight line basis over five years. At June 30, 1999, the amount remaining to be amortized was $18,085.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at the annual rate of 1.00% of the Fund's average daily net assets. In connection with providing investment advisory services, LMC has entered into a sub-advisory contract with an affiliate, Market Systems Research Advisors, Inc. (''MSR''), under which MSR provides the Fund with investment management services. Pursuant to the terms of the sub-advisory contract between LMC and MSR, LMC pays MSR a monthly sub-advisory fee at the annual rate of 0.50% of the Fund's average daily net assets. For 1999, LMC has agreed to voluntarily limit the total expenses of the Fund (excluding interest, taxes, brokerage commissions, 12b-1 fees and extraordinary expenses but including management fee and operating expenses) to an annual rate of 2.50% of the Fund's average daily net assets. Total reimbursement was $7,548 for the six months ended June 30, 1999, and is set forth in the statement of operations.

The Fund also reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $6,797 which were incurred by the Fund, but paid by LMC.

3. Distribution Plan

The Fund has a Distribution Plan (the ''Plan'') which allows payments to finance activities associated with the distribution of the Fund's shares. The Plan provides that the Fund may pay distribution fees on a reimbursement basis, including payments to Lexington Funds Distributor, Inc. (''LFD''), the Fund's distributor, in amounts not exceeding 0.25% per annum of the Fund's average daily net assets. Total distribution expenses for the six months ended June 30, 1999 were $7,051 and are set forth in the statement of operations.

4. Capital Stock

Transactions in capital stock were as follows:

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	30,714	$ 358,450	85,447	$ 946,635
Shares issued on reinvestment of dividends	—	—	14,369	149,458
	30,714	358,450	99,816	1,096,093
Shares redeemed	(44,905)	(525,339)	(252,697)	(2,928,027)
Net decrease	(14,191)	$(166,889)	(152,881)	$(1,831,934)

5. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $4,209,147 and $4,633,118, respectively.

At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $1,492,024 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $151,559.

6. Year 2000 Compliance Risk

The Fund seeks to ensure that the operating and processing systems of the companies in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these companies may not be adequately prepared for the Year 2000 which could have a material impact on the company itself and on the Fund's investment in that company.

7. Illiquid Securities

Pursuant to the guidelines adopted by the Fund's Board of Directors, the following security has been deemed to be illiquid. The Fund currently limits investment in illiquid securities to 15% of the Fund's net assets, at market value, at the time of purchase.

Security	Initial Acquisition Date	Shares	Market Value	Percent of Net Assets
ProcureNet	03/30/99	8,700	$1,305	.02%

Lexington SmallCap Fund, Inc.
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,		January 2, 1996 (commencement of operations) to December 31, 1996
		1998	1997	
Net asset value, beginning of period	$11.90	$11.39	$11.73	$10.00
Income (loss) from investment operations:				
Net investment loss	(0.12)	(0.02)	(0.19)	(0.18)
Net realized and unrealized gain on investments	0.38	0.75	1.41	1.94
Total income from investment operations	0.26	0.73	1.22	1.76
Distributions from net realized gains	—	(0.22)	(1.56)	(0.03)
Net asset value, end of period	$12.16	$11.90	$11.39	$11.73
Total return	4.45%*	6.73%	10.47%	17.50%
Ratio to average net assets:				
Expenses, before reimbursement or waivers	2.87%*	2.92%	2.57%	3.04%
Expenses, net of reimbursement or waivers	2.68%*	2.59%	2.57%	2.48%
Net investment loss, before reimbursement or waivers	(2.18)%*	(2.00)%	(1.78)%	(2.34)%
Net investment loss	(1.99)%*	(1.67)%	(1.78)%	(1.78)%
Portfolio turnover rate	111.66%*	145.94%	39.09%	60.92%
Net assets, end of period (000's omitted)	$8,182	$8,172	$9,565	$8,061

* Annualized.

Lexington SmallCap Fund, Inc.

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Sub-Adviser

MARKET SYSTEMS RESEARCH ADVISERS, INC.
80 Maiden Lane
New York, New York 10038

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND
TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information:
1-800-526-0052

www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your
Lexington Fund account
Price/Yield • Account Balances • Exchanges •
Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington SmallCap Fund, Inc. and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX287-SAR6/99

LEXINGTON SMALLCAP FUND, INC.

Seeks long-term capital appreciation through investment in common stocks of companies domiciled in the United States with a market capitalization of less than $1 billion.

Semi-Annual Report June 30, 1999

The Lexington Group
of **No-Load**
Investment Companies

LEXINGTON®